                                                                                                              PAGE 1 of 4 PAGES

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)

THE ARISTOTLE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

040 448201

(Cusip Number)

Steven B. Lapin

96 Cummings Point Road

Stamford, CT 06902 (203) 358-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 17, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 040 448201

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1. NAMES OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Geneve Corporation

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                               (a) [ ]

                                                                                                               (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

     WC, OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

NUMBER                                   7. SOLE VOTING POWER

OF SHARES                                  15,984,971 SHARES

BENEFICIALLY

OWNED BY EACH                   8. SHARED VOTING POWER

REPORTING                                            0          SHARES (See Item 5)

PERSON WITH

                                                    9. SOLE DISPOSITIVE POWER

                                                          15,984,971 SHARES

                                                   10. SHARED DISPOSITIVE POWER

                                                               0           SHARES (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,984,971 SHARES

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

       CERTAIN SHARES*

                                                                                                                [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

93.9%

14. TYPE OF REPORTING PERSON*

       CO

*SEE INSTRUCTIONS

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Item 1. Security and Issuer.

The undersigned hereby supplements and amends the Schedule 13D, dated January 9, 1998 (the "Statement"), filed in connection with the Common Stock, par value $.01 per share ("Common Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4. Purpose of Transaction.

             Item 4 of the Statement is hereby amended to add the following:

"Upon the consummation of the Merger, and as a result of a stock dividend paid by the Company, on June 17, 2002, Geneve became the beneficial owner of 15,984,971 shares of Common Stock (representing approximately 93.9% of the outstanding Common Stock and 91.1% of the voting stock of the Company), and 10,984,971 shares of the Company's Series J non-voting preferred stock, par value $.01 per share ("Series J Preferred Stock") (representing 100% of the outstanding Series J Preferred Stock).

Four of the eight members of the Board of Directors of the Company are comprised of Geneve representatives. Pursuant to the Stockholders Agreement dated June 17, 2002, Geneve has agreed, for three years following the effective date of the Merger, to vote in favor of three non-Geneve members of the Company's former Board of Directors to serve as directors of the Company."

Item 5. Interest in Securities of the Issuer

            Item 5 of the Statement is hereby amended to modify the first paragraph as follows:

"Geneve is the beneficial owner of and has the power to vote and dispose of 15,984,971 shares of Common Stock which constitute 93.9% of the outstanding Common Stock and 91.1% of the voting stock of the Company. As noted in Item 2 hereof, Mr. Edward Netter may be deemed to be the controlling person of Geneve."

Item 5 of the Statement is further hereby amended to add the following:

"In accordance with Section 2.01 of the Merger Agreement, on June 17, 2002, Geneve acquired the beneficial ownership of 15,000,000 shares of Common Stock and 10,000,000 shares of Series J Preferred Stock. On June 17, 2002, the Company paid a stock dividend pursuant to which Geneve acquired the beneficial ownership of 984,971 shares of Series J Preferred Stock.

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In accordance with Section 7.01 of the Merger Agreement, the Preferred Stock Purchase Agreement was terminated effective June 17, 2002.

To the best of its knowledge, except as otherwise described in the Statement, neither Geneve nor any of its officers or directors beneficially owns any Common Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock or Series J Preferred Stock. In addition, except as otherwise described in the Statement, neither Geneve nor any of its officers or directors has effected any transaction in the Common Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock or Series J Preferred Stock during the past sixty days."

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                                                               GENEVE CORPORATION

                                                                               By: /s/Steven B. Lapin

                                                                                         Steven B. Lapin

June 19, 2002